Exhibit 99.2

The Thomson Corporation
Consolidated Statement of Earnings and Retained Earnings
(unaudited)

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per common share amounts)	2004	2003 (notes 4 and 5)	2004	2003 (notes 4 and 5)

Revenues	1,866	1,713	3,548	3,261
Cost of sales, selling, marketing, general and administrative expenses	(1,398)	(1,299)	(2,773)	(2,599)
Depreciation	(141)	(135)	(281)	(268)
Amortization	(70)	(72)	(140)	(141)

Operating profit	257	207	354	253
Net other income	29	—	29	56
Net interest expense and other financing costs	(52)	(63)	(113)	(128)
Income taxes	(54)	(38)	(48)	(32)
Equity in net losses of associates, net of tax	—	(5)	(1)	(9)

Earnings from continuing operations	180	101	221	140
Earnings from discontinued operations, net of tax	12	14	8	22

Net earnings	192	115	229	162
Dividends declared on preference shares	(1)	(2)	(2)	(7)
Net (loss) gain on redemption of Series V preference shares	—	(3)	—	21

Earnings attributable to common shares	191	110	227	176
Retained earnings at beginning of period	6,210	5,837	6,295	6,191
Remove net (loss) gain on redemption of Series V preference shares recorded in Capital	—	3	—	(21)
Dividends declared on common shares	(125)	(118)	(246)	(514)

Retained earnings at end of period	6,276	5,832	6,276	5,832

Basic and diluted earnings per common share:
From continuing operations	$0.27	$0.15	$0.34	$0.24
From discontinued operations	$0.02	$0.02	$0.01	$0.03

Basic and diluted earnings per common share	$0.29	$0.17	$0.35	$0.27

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Balance Sheet

(millions of U.S. dollars)	June 30, 2004 (unaudited)	December 31, 2003 (notes 4 and 5)

Assets
Cash and cash equivalents	609	683
Accounts receivable, net of allowances	1,227	1,497
Inventories	336	309
Prepaid expenses and other current assets	394	307
Deferred income taxes	181	181
Current assets of discontinued operations	33	67

Current assets	2,780	3,044
Property and equipment	1,591	1,538
Identifiable intangible assets, net	4,511	4,334
Goodwill	8,481	8,089
Other non-current assets	1,202	1,247
Non-current assets of discontinued operations	202	433

Total assets	18,767	18,685

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	7	87
Accounts payable and accruals	1,277	1,520
Deferred revenue	986	939
Current portion of long-term debt	474	484
Current liabilities of discontinued operations	51	115

Current liabilities	2,795	3,145
Long-term debt	4,075	3,684
Other non-current liabilities	1,040	998
Deferred income taxes	1,610	1,608
Non-current liabilities of discontinued operations	29	57

Total liabilities	9,549	9,492

Shareholders' equity
Capital	2,673	2,639
Cumulative translation adjustment	269	259
Retained earnings	6,276	6,295

Total shareholders' equity	9,218	9,193

Total liabilities and shareholders' equity	18,767	18,685

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Statement of Cash Flow
(unaudited)

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2004	2003 (notes 4 and 5)	2004	2003 (notes 4 and 5)

Cash provided by (used in):
Operating activities
Net earnings	192	115	229	162
Remove earnings from discontinued operations	(12)	(14)	(8)	(22)
Add back (deduct) items not involving cash:
Amortization of development costs and capitalized software for sale	8	12	15	24
Depreciation	141	135	281	268
Amortization	70	72	140	141
Net gains on disposals of businesses and investments	(5)	—	(5)	(56)
Deferred income taxes	37	24	13	14
Equity in net losses of associates, net of tax	—	5	1	9
Other, net	49	49	90	65
Changes in working capital and other items	(138)	(78)	(137)	(132)
Cash provided by operating activities — discontinued operations	2	7	15	19

Net cash provided by operating activities	344	327	634	492

Investing activities
Acquisitions, net of cash acquired	(455)	(107)	(655)	(122)
Proceeds from disposals	10	1	11	284
Additions to property and equipment, less proceeds from disposals	(154)	(135)	(271)	(221)
Other investing activities	(14)	(16)	(28)	(47)
Additions to property and equipment of discontinued operations	(1)	(2)	(2)	(3)
Proceeds from disposals of discontinued operations	25	—	137	2
Cash used in investing activities — discontinued operations	—	(2)	(5)	(17)

Net cash used in investing activities	(589)	(261)	(813)	(124)

Financing activities
Proceeds from debt	434	1	434	1
Net (repayments) borrowings of short-term loan facilities	(6)	369	(88)	261
Redemption of Series V preference shares	—	(311)	—	(311)
Dividends paid on preference shares	(1)	(1)	(2)	(7)
Dividends paid on common shares	(122)	(77)	(240)	(425)
Other financing activities, net	—	—	1	1

Net cash provided by (used in) financing activities	305	(19)	105	(480)

Translation adjustments	—	1	—	1

Increase (decrease) in cash and cash equivalents	60	48	(74)	(111)
Cash and cash equivalents at beginning of period	549	550	683	709

Cash and cash equivalents at end of period	609	598	609	598

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Consolidated Financial Statements

Principles of Consolidation

The unaudited interim consolidated financial statements of The Thomson Corporation ("Thomson" or the "Company") include all controlled companies and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). All intercompany transactions and balances are eliminated on consolidation.

Note 2: Accounting Principles and Methods

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, Interim Financial Statements. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian GAAP have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2003, as set out in the Company's 2003 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. Except for the changes in accounting policies described in Note 4, the consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's financial statements for the year ended December 31, 2003.

Where necessary, certain amounts for 2003 have been reclassified to conform to the current period's presentation.

Note 3: Seasonality

Typically, a greater portion of the Company's operating profit and operating cash flow is derived in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are incurred more evenly throughout the year. As a result, operating margins generally increase as the year progresses. For these reasons, the performance of the Company's businesses may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Note 4: Changes in Accounting Policies

Derivatives and Hedging Activity

Effective January 1, 2004, Thomson adopted Accounting Guideline AcG-13, Hedging Relationships, and Emerging Issues Committee ("EIC") Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. AcG-13 addresses the conditions for applying hedge accounting, including the identification, designation, documentation and effectiveness of hedging relationships. EIC Abstract 128 requires that, with certain exceptions, a freestanding derivative financial instrument that does not qualify for hedge accounting under AcG-13, be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

As a result of the new guidance, certain derivatives previously accounted for as hedges no longer qualify for such treatment under AcG-13. In accordance with AcG-13, the deferred loss on these instruments as of January 1, 2004 of $26 million will be recognized in "Net interest expense and other financing costs" as the hedged items to which these derivatives formerly related are recognized in earnings. The change in the fair value of these derivative instruments subsequent to January 1, 2004 will also be recognized within "Net interest expense and other financing costs". For the three-month and six-month periods ended June 30, 2004, $6 million and $4 million, respectively, of income was recognized within "Net interest expense and other financing costs" relative to this new guidance. The net amount recognized consisted of amortization of the deferred loss incurred prior to January 1, 2004 of $3 million and $5 million for the three-month and six-month periods ended June 30, 2004, respectively, and the recognition of the change in the fair value of these derivatives, which resulted in income of $9 million. The change in the fair value of these derivatives in the first quarter of 2004 was not material.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations, with restatement of prior periods. The new guidance describes how to recognize and measure obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets.

The Company's only asset retirement obligations are obligations to restore leased facilities upon termination of the leases. For the six months ended June 30, 2004, the Company recorded expense of $1 million (2003 — $1 million) related to these obligations. For the three months ended June 30, 2003, the Company recorded expense of $1 million related to these obligations.

The following details the restatements related to adoption of CICA Handbook Section 3110 made to the previously reported consolidated financial statements, after taking into account reclassifications related to discontinued operations:

	Three months ended June 30, 2003		Six months ended June 30, 2003

Consolidated statement of earnings and retained earnings	As reported	As restated	As reported	As restated

Depreciation	134	135	267	268
Net earnings	116	115	163	162
Retained earnings at beginning of period	5,842	5,837	6,196	6,191

	December 31, 2003

Consolidated balance sheet	As reported	As restated

Property and equipment	1,533	1,538
Other-non current liabilities	982	998
Net long-term deferred income tax liabilities	1,612	1,608
Retained earnings	6,302	6,295

	Three months ended June 30, 2003		Six months ended June 30, 2003

Consolidated statement of cash flow	As reported	As restated	As reported	As restated

Net earnings	116	115	163	162
Depreciation	134	135	267	268

Accounting for Income Taxes in Interim Periods

In the first quarter of 2004, the Company refined the calculation by which it allocates estimated full year income tax expense among interim periods. Previously, the estimated full year effective tax rate for the consolidated results was applied to the relevant interim period's consolidated pre-tax income. Beginning in 2004, the Company estimates separate annual effective income tax rates for each taxing jurisdiction and individually applies such rates to the interim period's pre-tax income of each jurisdiction. This change was accounted for as a change in estimate.

Revenue Recognition

Effective January 1, 2004, the Company must apply the guidance in EIC Abstract 141, Revenue Recognition, which incorporates the principles and summarizes the guidance in the U.S. Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 104, Revenue Recognition. The Abstract also provides interpretive guidance on the application of CICA Handbook Section 3400, Revenue. Because the Company has previously applied the provisions of SAB 104, the adoption of EIC Abstract 141 did not impact the consolidated financial statements.

Also effective January 1, 2004 was EIC Abstract 142, Revenue Arrangements with Multiple Deliverables. This Abstract addresses the accounting by vendors for arrangements in which the vendor will perform multiple revenue-generating activities. The Abstract conforms Canadian GAAP to U.S. GAAP set forth in Emerging Issues Task Force, or EITF, Issue 00-21, also entitled Revenue Arrangements with Multiple Deliverables. Because the Company has previously applied EITF Issue 00-21, the adoption of EIC Abstract 142 did not impact the consolidated financial statements.

Generally Accepted Accounting Principles

Effective for the Company's fiscal year beginning January 1, 2004 was CICA Handbook Section 1100, Generally Accepted Accounting Principles. This Handbook Section establishes standards for financial reporting in accordance with generally accepted accounting principles and clarifies the relative authority of various accounting pronouncements and other sources within Canadian GAAP. This Handbook Section did not impact the consolidated financial statements.

Note 5: Discontinued Operations

The following four businesses, along with one other small business from Thomson Learning, which was sold in June 2003, are classified as discontinued operations within the consolidated financial statements for all periods presented. None of these businesses is or was considered fundamental to the integrated information offerings of Thomson.

In October 2003, the Company sold its portfolio of healthcare magazines for $135 million and recorded the related post-tax gain of $63 million in the fourth quarter of 2003. The magazines had previously been managed within its scientific and healthcare group.

In February 2004, the Company sold DBM, a provider of human resource solutions, which had been managed within its learning group. Based on the status of negotiations at December 31, 2003, an impairment charge relating to goodwill of $62 million before income taxes was recorded in the fourth quarter of 2003. The Company recorded a post-tax loss of $4 million in the first quarter of 2004 related to the completion of the sale.

In the second quarter of 2004, the Company sold Sheshunoff Information Services Inc., a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. Based on estimates of fair value, an impairment charge relating to identifiable intangible assets and goodwill of $24 million before income taxes was recorded in the fourth quarter of 2003. Based on the status of negotiations at March 31, 2004, the Company recorded a further pre-tax impairment charge of $6 million relating to intangible assets in the first quarter of 2004. The Company recorded a post-tax gain of $3 million in the second quarter of 2004 related to the completion of the sale.

In June 2004, the Company announced its intention to sell the Thomson Media group. Thomson Media is a provider of information products focused on the banking, financial services and related technology markets. The results of Thomson Media had previously been reported in the Corporate and other segment. The Company anticipates completion of the sale by the end of the year.

The carrying amounts of assets and liabilities related to these discontinued businesses as of June 30, 2004 and December 31, 2003 are as follows:

Balance Sheet

	June 30, 2004	December 31, 2003

	Thomson Media	DBM	Sheshunoff	Thomson Media	Total

Current assets:
Accounts receivable, net of allowances	25	30	1	24	55
Other current assets	8	3	2	7	12

Total current assets	33	33	3	31	67

Non-current assets:
Property and equipment	6	17	3	6	26
Identifiable intangible assets	129	63	38	133	234
Goodwill	67	95	—	66	161
Other non-current assets	—	5	7	—	12

Total non-current assets	202	180	48	205	433

Current liabilities:
Accounts payable and accruals	15	14	1	22	37
Deferred revenue	36	34	12	32	78

Total current liabilities	51	48	13	54	115

Non-current liabilities:
Other non-current liabilities	3	—	—	4	4
Deferred income taxes	26	27	—	26	53

Total non-current liabilities	29	27	—	30	57

Earnings from discontinued operations for the periods ended June 30, 2004 and 2003 are summarized below:

Three months ended June 30, 2004

	Sheshunoff	Thomson Media	Total

Revenues from discontinued operations	3	50	53

Earnings from discontinued operations before income taxes	—	14	14
Income taxes	3	(5)	(2)

Earnings from discontinued operations	3	9	12

Three months ended June 30, 2003

	DBM	Sheshunoff	Healthcare Magazines	Thomson Media	Other	Total

Revenues from discontinued operations	64	8	21	48	1	142

Earnings (loss) from discontinued operations before income taxes	7	1	4	10	(1)	21
Income taxes	(1)	(1)	(1)	(4)	—	(7)

Earnings (loss) from discontinued operations	6	—	3	6	(1)	14

Six months ended June 30, 2004

	DBM	Sheshunoff	Thomson Media	Total

Revenues from discontinued operations	28	11	86	125

Earnings (loss) from discontinued operations before income taxes	3	(4)	15	14
Loss on sale of discontinued operations	(32)	—	—	(32)
Income taxes	27	5	(6)	26

Earnings (loss) from discontinued operations	(2)	1	9	8

Six months ended June 30, 2003

	DBM	Sheshunoff	Healthcare Magazines	Thomson Media	Other	Total

Revenues from discontinued operations	127	16	41	82	2	268

Earnings (loss) from discontinued operations before income taxes	18	2	8	5	(1)	32
Income taxes	(4)	(1)	(3)	(2)	—	(10)

Earnings (loss) from discontinued operations	14	1	5	3	(1)	22

Proceeds from disposals of discontinued operations within the consolidated statement of cash flow in the six months ended June 30, 2004 includes taxes paid related to the 2003 sale of the portfolio of healthcare magazines.

Note 6: Earnings per Common Share

Basic earnings per common share are calculated by dividing earnings attributable to common shares by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share are calculated using the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per common share.

Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings and retained earnings.

	Three months ended June 30,		Six months ended June 30,

	2004	2003	2004	2003

Earnings from continuing operations	180	101	221	140
Dividends declared on preference shares	(1)	(2)	(2)	(7)
Net gain on redemption of Series V preference shares	—	(3)	—	21

Earnings from continuing operations attributable to common shares	179	96	219	154

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per common share computation to the weighted-average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	Three months ended June 30,		Six months ended June 30,

	2004	2003	2004	2003

Basic	655,233,349	653,587,384	655,135,003	652,699,673
Effect of stock and other incentive plans	602,595	396,267	556,266	206,941

Diluted	655,835,944	653,983,651	655,691,269	652,906,614

Note 7: Employee Benefit Plans

The Company's net defined benefit plan (income) expense is comprised of the following elements:

	Three months ended June 30,

	Pensions		Other post-retirement plans

	2004	2003	2004	2003

Current service cost	13	11	1	1
Interest cost	31	29	3	2
Expected return on plan assets	(39)	(37)	—	—
Amortization of net transition obligation	—	1	—	—
Amortization of net actuarial losses	6	2	1	—
Amortization of prior service cost	1	—	—	—

Net defined benefit plan expense	12	6	5	3

	Six months ended June 30,

	Pensions		Other post-retirement plans

	2004	2003	2004	2003

Current service cost	26	22	2	2
Interest cost	62	58	6	4
Expected return on plan assets	(78)	(74)	—	—
Amortization of net transition obligation	—	2	—	—
Amortization of net actuarial losses	12	4	2	—
Amortization of prior service cost	2	—	—	—

Net defined benefit plan expense	24	12	10	6

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law in the United States. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Company has determined the portions of its U.S. benefit plan that are actuarially equivalent and anticipates that it will be eligible to receive a subsidy beginning in 2006. The Company assessed and quantified this benefit in the second quarter of 2004 and in accordance with CICA Handbook Section 3461, Employee Future Benefits and U.S. Financial Accounting Standards Board ("FASB") Staff Position No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, the Company will prospectively apply the expected benefit from the subsidy in its determination of benefit plan expense. This benefit will reduce the employee benefit plans expense by $1 million in 2004. The impact of this application on expense in 2004 for any interim period is not material.

Note 8: Business Interruption Insurance

In June 2004, the Company received $14 million related to an insurance recovery for business interruption due to the events of September 11, 2001 in New York City. The recovery was due to loss of revenues, and was recorded as a reduction of "Cost of sales, selling, marketing, general and administrative expenses" within the consolidated statement of earnings and retained earnings for the three and six months ended June 30, 2004, and is included in the Financial segment.

Note 9: Net Other Income

During the periods, Net other income includes:

	Three months ended June 30,		Six months ended June 30,

	2004	2003	2004	2003

Other income	24	—	24	—
Net gains on disposals of businesses and investments	5	—	5	56

	29	—	29	56

Other income

Other income for the three and six months ended June 30, 2004 primarily relates to a $22 million legal settlement from a competitor that was received in July 2004. In July 2003, Thomson reached a settlement with Skillsoft PLC, a competitor of Thomson Learning, regarding the Company's claims of breach of fiduciary duty, appropriation of trade secrets and patent infringement. Under the terms of the settlement, Skillsoft PLC paid Thomson $44 million in two equal installments, the first of which was received in July 2003.

Net gains on disposals of businesses and investments

The most significant item in 2003 is a $55 million gain recorded upon completion of the sale of the Company's 20% interest in Bell Globemedia Inc. in March 2003. See Note 13.

Note 10: Acquisitions

The number of transactions completed during the three-month and six-month periods ended June 30, 2004 and 2003 was as follows:

	Three months ended June 30,		Six months ended June 30,

Number of transactions	2004	2003	2004	2003

Businesses and identifiable intangible assets acquired	21	6	29	12
Investments in businesses	1	—	1	—

The cash consideration for those acquisitions is as follows:

	Three months ended June 30,		Six months ended June 30,

Cash consideration	2004	2003	2004	2003

Businesses and identifiable intangible assets acquired	452	107	652	122
Investments in businesses	3	—	3	—

Total acquisitions of businesses and investments	455	107	655	122

Included in these acquisitions were the purchases of:

  •
  in May 2004, TradeWeb Group LLC for $385 million plus contingent payments of up to approximately $150 million over the next three years based on the achievement of growth targets. TradeWeb is an online global trading platform for fixed income securities.

  •
  in March 2004, the 90% of CCBN.com, Inc. ("CCBN") that the Company did not previously own. CCBN provides web-based solutions for the investment community, offering services to enhance the way companies communicate and meet disclosure requirements, and assists investors in managing and leveraging this information.

  •
  in January 2004, the publishing assets of Biological Abstracts, Inc. and BIOSIS. BIOSIS offers both custom and standard information resources designed to fit the information needs of researchers, students and information professionals worldwide.

Goodwill and identifiable intangible assets acquired are detailed below.

	Three months ended June 30,		Six months ended June 30,

	2004	2003	2004	2003

Goodwill	246	90	394	101
Identifiable intangible assets with finite lives	225	16	311	22

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made during the six-month period ended June 30, 2004, the majority of the acquired goodwill is deductible for tax purposes. For acquisitions made during the six-month period ended June 30, 2003, the majority of the acquired goodwill is not deductible for tax purposes. Allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

As of June 30, 2004, the balance of the reserves for exit costs related to business acquisitions consummated during 2001 through 2004 totaled $26 million. Reserves recorded in connection with businesses acquired during the six-month period ended June 30, 2004 were $22 million. The following table presents the activity in these acquisition reserve accounts, which are included within "Accounts payable and accruals" and "Other non-current liabilities" in the consolidated balance sheet.

Type of cost	Balance December 31, 2003	2004 Utilization	2004 Additions	Balance June 30, 2004

Severance and other employee-related costs	1	(2)	9	8
Lease cancellation and idle facility costs	4	(1)	13	16
Other exit costs	1	—	1	2

Total	6	(3)	23	26

Note 11: Capital

The following table details the activity in Capital for the six months ended June 30, 2004:

Balance, December 31, 2003	2,639
Common shares issued under dividend reinvestment plan	6
Increase to contributed surplus related to stock based compensation	25
Other common share issuances	3

Balance, June 30, 2004	2,673

Note 12: Preference Share Capital Redemption

On April 14, 2003, Thomson redeemed all of its outstanding Series V Cumulative Redeemable Preference Shares for $308 million, which represented a price of Cdn$25.50 per share plus accrued dividends. The $21 million gain recognized on the redemption represents a foreign exchange gain of $30 million less the premium paid on redemption of $6 million, and taxes of $3 million. This gain was recorded as an increase to contributed surplus, a component of "Capital", and was included in the calculation of earnings attributable to common shares.

Note 13: Bell Globemedia Inc.

On March 17, 2003, the Company sold its 20% interest in Bell Globemedia Inc. ("BGM") to a company that is owned by the Thomson family for $279 million. In the event that BGM is subsequently sold to a third party for a gain prior to February 7, 2005, the Company is entitled to receive half of the gain relative to its former interest, subject to certain adjustments. If no such gains are recognized from a subsequent sale to a third party, the Company is not required to reimburse the former owner for any losses. The Company's Board of Directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to the Company as to the fairness of the transaction from a financial point of view. One of the directors of the Company is also a director of the parent company of the financial advisor, but was not a member of the committee.

In connection with the sale, the Company paid a special dividend, equal to the proceeds received, of $0.428 per common share on March 17, 2003. During the fourth quarter of 2002, the Company had reduced the carrying amount of this investment by $67 million, reflecting its share of a writedown of goodwill recorded by BGM. Upon completion of the sale of the Company's interest, it recognized a gain of $55 million recorded in "Net other income" within the consolidated statement of earnings and retained earnings, largely offsetting the previous non-cash writedown.

Note 14: Long Term Debt

In May 2004, Thomson completed an offering of US$250 million, 4.75% global notes due 2010. The Company entered into an interest rate swap to convert these notes from a fixed rate of interest to a floating rate of interest.

In June 2004, Thomson completed an offering of Cdn$250 million, 4.50% notes due 2009. The Company entered into two currency swaps to convert these notes to an obligation of US$184 million at a floating rate of interest.

The Company used the net proceeds of $432 million from these offerings to repay other existing indebtedness and for other general corporate purposes.

Note 15: Related Party Transactions

As at June 30, 2004, Kenneth R. Thomson, through The Woodbridge Company Limited ("Woodbridge") and its affiliates, controlled approximately 69% of the Company's common shares.

In the normal course of business, a Woodbridge-owned company rents office space from one of the Company's subsidiaries. Additionally, a number of the Company's subsidiaries charge a Woodbridge-owned company fees for various administrative services. In the full year of 2003, the total amount charged to Woodbridge for these rentals and services was approximately $2 million.

The employees of Jane's Information Group, a business sold by the Company to Woodbridge in April 2001, continue to participate in the Company's United States and United Kingdom pension plans as well as the defined contribution plan in the United States. Jane's makes proportional contributions to the pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.

In 2004, the Company renewed its agreement with Woodbridge to reduce the cost of the Company's directors' and officers' insurance coverage. Under the terms of the agreement, the Company maintains standard directors' and officers' insurance for any amount up to $15 million with a third party insurance company. A separate third party insurer is responsible for the next $75 million of coverage. Woodbridge indemnifies this second insurer. For its agreement to indemnify the insurer, the Company pays Woodbridge an annual premium of $685,000, which is less than the premium that the Company would have paid for commercial insurance.

In July 2003, the Company announced that Woodbridge had agreed to discontinue its commitment to participate in the Company's dividend reinvestment plan (DRIP). Previously, Woodbridge had agreed to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in common shares through June 2005.

In March 2003, the Company sold its 20% interest in BGM to a company that is owned by the Thomson family for $279 million. See Note 13.

Note 16: Recently Issued Accounting Standards

The Accounting Standards Board and the EIC of the CICA have recently issued the following accounting standard that is applicable to the Company's activities in future periods.

Accounting Guideline AcG-15, Consolidation of Variable Interest Entities. In June 2003, the CICA issued AcG-15, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The guidance related to consolidation requirements is effective for periods beginning on or after November 1, 2004.

The Company has assessed the impact of AcG-15 and does not expect the adoption to have a material impact on the consolidated financial statements.

Note 17: Segment Information

Thomson is a global provider of integrated information solutions for business and professional customers. Thomson operates in four reportable market segments worldwide. The reportable segments of Thomson are strategic business groups that offer products and services to target markets. The accounting policies applied by the segments are the same as those applied by the Company. The Company's four reportable segments are:

Legal & Regulatory

Providing integrated information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies.

Learning

Providing tailored learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals.

Financial

Providing financial products and information solutions to the global financial services industry, including brokers, financial planners and corporate executives.

Scientific & Healthcare

Providing information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces.

Business Segments

	Three months ended June 30, 2004		Three months ended June 30, 2003

	Revenues	Adjusted operating profit	Revenues	Adjusted operating profit

Legal & Regulatory	833	223	768	200
Learning	428	11	397	9
Financial	416	68	375	59
Scientific & Healthcare	200	47	181	37
Corporate and other[1]	—	(22)	—	(27)
Eliminations	(11)	—	(12)	—

Ongoing businesses	1,866	327	1,709	278
Disposals[2]	—	—	4	1

Total	1,866	327	1,713	279

Business Segments

	Six months ended June 30, 2004		Six months ended June 30, 2003

	Revenues	Adjusted operating profit	Revenues	Adjusted operating profit

Legal & Regulatory	1,607	383	1,443	308
Learning	779	(43)	724	(48)
Financial	805	126	755	108
Scientific & Healthcare	377	70	350	64
Corporate and other[1]	—	(39)	—	(41)
Eliminations	(22)	—	(22)	—

Ongoing businesses	3,546	497	3,250	391
Disposals[2]	2	(3)	11	3

Total	3,548	494	3,261	394

1
Corporate and other includes corporate costs and costs associated with the Company's stock-related compensation expense.

2
Disposals include the results of businesses sold or held for sale that do not qualify as discontinued operations.

In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. Adjusted operating profit is used by the Company to measure the operating performance of its segments. Adjusted operating profit does not have any standardized meaning prescribed by Canadian GAAP.

Adjusted operating profit is operating profit before amortization of intangible assets. The Company uses this measure because management does not consider amortization of intangibles to be a controllable operating cost for purposes of assessing the current performance of its segments.

The following table reconciles adjusted operating profit per the business segment information to operating profit per the consolidated statement of earnings and retained earnings.

	Three months ended June 30,		Six months ended June 30,

	2004	2003	2004	2003

Adjusted operating profit	327	279	494	394
Less:
Amortization	(70)	(72)	(140)	(141)

Operating profit	257	207	354	253

Note 18: Reconciliation of Canadian to U.S. Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The following schedules present the material differences between Canadian and U.S. GAAP.

	Three months ended June 30,		Six months ended June 30,

	2004	2003	2004	2003

Net earnings under Canadian GAAP	192	115	229	162
Differences in GAAP increasing (decreasing) reported earnings:
Development costs	—	6	—	12
Business combinations	4	4	7	5
Related party transactions	—	—	—	(55)
Derivative instruments and hedging activities	2	3	3	6
Income taxes	(15)	(4)	(47)	(6)
Equity in net losses of associates, net of tax	—	—	(6)	—

Net income under U.S. GAAP	183	124	186	124

Earnings under U.S. GAAP from continuing operations	171	110	178	102
Earnings under U.S. GAAP from discontinued operations	12	14	8	22

Net income under U.S. GAAP	183	124	186	124

Basic and diluted earnings (loss) per common share, under U.S. GAAP, from:
Continuing operations	$0.26	$0.16	$0.27	$0.18
Discontinued operations, net of tax	$0.02	$0.02	$0.01	$0.03

Basic and diluted earnings per common share[1]	$0.28	$0.18	$0.28	$0.21

1 Earnings per common share is calculated after taking into account dividends declared on preference shares and the gain recognized in connection with the redemption of the Series V preference shares in 2003.

Descriptions of the nature of the reconciling differences are provided below:

Development Costs

Under Canadian GAAP, certain costs classified as development are deferred and amortized over their estimated useful lives. Under U.S. GAAP, all development costs are expensed as incurred.

Business Combinations

Prior to January 1, 2001, various differences existed between Canadian and U.S. GAAP for the accounting for business combinations, including the establishment of acquisition-related liabilities. The net increase to income primarily relates to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) overall decreased amortization charges due to basis differences; and (iii) differences in gain or loss calculations on business disposals resulting from the above factors.

Related Party Transactions

During the six-month period ended June 30, 2003, in accordance with Canadian GAAP, the Company recognized a gain of $55 million from the sale of its 20% interest in BGM to a company that is owned by the Thomson family. See Note 13. Under U.S. GAAP, such related party gains are not recognizable in net earnings, but must be reflected as equity transactions.

Derivative Instruments and Hedging Activities

Prior to January 1, 2004, in accordance with Canadian GAAP, the Company disclosed the fair values of derivative instruments in the notes to the annual consolidated financial statements, but did not record such fair values in the consolidated balance sheet. Effective January 1, 2004, Canadian GAAP requires that derivative instruments that do not qualify as hedges be recorded in the balance sheet at fair value, and the change in fair value subsequent to January 1, 2004 be recorded in the income statement.

The fair value as of January 1, 2004 is deferred and amortized into earnings in conjunction with the item it previously hedged. Under U.S. Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings.

Income Taxes

As discussed in Note 4, in the first quarter of 2004, the Company refined the calculation by which it allocates estimated full year income tax expense among interim periods. Under Canadian GAAP, the Company estimates separate annual effective income tax rates for each taxing jurisdiction and individually applies such rates to the interim period's pre-tax income of each jurisdiction. Under U.S. GAAP, the Company estimates the average annual effective income tax rate, excluding jurisdictions that generate net losses where the Company does not expect to receive a tax benefit, and applies that rate to the Company's interim period pre-tax income excluding the interim period pre-tax loss of those loss jurisdictions.

The income tax adjustment consists of the following:

	Three months ended June 30,		Six months ended June 30,

	2004	2003	2004	2003

Additional provision due to different accounting principles described above	(14)	—	(45)	—
Tax effect of U.S. GAAP pre-tax reconciling items	(1)	(4)	(2)	(6)

Total income taxes per reconciliation	(15)	(4)	(47)	(6)

Equity in Net Losses of Associates, Net of Tax

Under Canadian GAAP, investments in joint ventures are proportionally consolidated. Impairments for long-lived joint venture assets are recognized when the assets are not recoverable. Under U.S. GAAP, investments in joint ventures are accounted for as an equity investment. Impairments for equity investments are recognized when the decline of their fair value below carrying value is considered to be other than temporary. The adjustment relates to a joint venture investment that has long-lived assets that are recoverable, but whose carrying value is greater than its fair value.

Note 19: Pending Acquisition

In June 2004, Thomson announced that it had signed a definitive merger agreement with Information Holdings Inc. ("IHI"), a provider of intellectual property and regulatory information for the scientific, legal and corporate markets. Under this agreement, Thomson plans to acquire all of the outstanding common stock of IHI for $28 per share, for an aggregate cost of approximately $441 million, net of cash and investments currently held by IHI. The transaction is expected to close later this year and is subject to approval by IHI's stockholders and regulatory authorities.